UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 08 2011 WASH. D.C. 189

[redacted]

11021421

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52538

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbridge Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1451 W. Cypress Creek Road, Suite # 204
(No. and Street)

Fort Lauderdale (City) Florida (State) 33309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert P. Spitler (954) 334-3450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jewett, Schwartz, Wolfe & Associates
(Name – *if individual, state last, first, middle name*)

South Park Road, Ste. 150 (Address) Hollywood, FL (City) (State) 33021 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert P. Spitler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newbridge Securities Corporation, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PHILIP A. GIBSON
MY COMMISSION # DD 853317
EXPIRES: February 19, 2013
Bonded Thru Budget Notary Services

NOTARY PUBLIC STATE OF FLORIDA

Notary Public

Signature

President & CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWBRIDGE SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

NEWBRIDGE SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

INDEX

FINANCIAL STATEMENTS:

SUPPLEMENTARY INFORMATION:

JSW JEWETT
SCHWARTZ
WOLFE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Newbridge Securities Corporation

We have audited the accompanying statement of financial condition of Newbridge Securities Corporation (the Company) as of December 31, 2010 and the related statements of operations, changes in stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newbridge Securities Corporation as of December 31, 2010, and the results of their operations and cash flows for the year then ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 20, 21, 22, 23 and 24 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jewett, Schwartz, Wolfe & Assoc CPA's

Jewett, Schwartz, Wolfe & Associates
Hollywood, Florida
March 7, 2011

200 SOUTH PARK ROAD, SUITE 150 • HOLLYWOOD, FLORIDA 33021 • MAIN 954.922.5885 • FAX 954.922.5957 • WWW.JSW-CPA.COM
Member - American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants
Private Companies Practice Section of the AICPA • Registered with the Public Company Accounting Oversight Board of the SEC

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS

Cash	$ 1,820,231
Deposit held at clearing broker	126,705
Cash held in accounts at clearing broker	146,051
Receivable from clearing broker	1,504,688
Securities at market value	170,304
Accounts receivable	2,910
Loans receivable, net	1,001,848
Employee advances, net	21,201
Accrued interest	95,958
Prepaid expenses	45,215
Deposits	53,070
PROPERTY & EQUIPMENT, NET	75,868
TOTAL ASSETS	5,064,049

LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to clearing broker	$ 8,150
Accounts payable, accrued expenses, and other liabilities	1,079,300
Commissions payable	1,985,877
TOTAL CURRENT LIABILITIES	3,073,327
SUBORDINATED BORROWINGS	1,672,222
TOTAL LIABILITIES	4,745,549
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY	
Common stock--Class A--no par value, 5,000 shares authorized, issued and outstanding as of December 31, 2010	3,981,977
Common stock--Class B--no par value, 1,000 shares authorized, 195 shares issued and outstanding as of December 31, 2010	750,000
Accumulated deficit	(4,413,477)
TOTAL STOCKHOLDERS' EQUITY	318,500
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,064,049

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:	
Commissions	$ 28,587,823
Private placement income	670,815
Investment banking income	4,097,028
Trading income	3,237,668
Interest	383,538
Client transaction service fee income	1,495,996
Other revenue	1,441,783
Total revenues	39,914,651
EXPENSES:	
Employee compensation and benefits	34,769,792
Clearing charges	455,213
Management fees	1,650,000
Communications	679,650
Customer settlements	623,871
Professional fees	439,911
Regulatory fees and expenses	984,297
Interest expense	209,647
Other operating expenses	1,235,806
Total expenses	41,048,187
NET LOSS BEFORE INCOME TAXES	(1,133,536)
Provision (benefit) for income taxes	-
NET LOSS	$ (1,133,536)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING-BASIC AND DILUTED	5,195
LOSS PER COMMON SHARE BASIC AND DILUTED	$ (218)

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	COMMON STOCK					TOTAL
	CLASS A:		CLASS B:		ACCUMULATED	STOCKHOLDERS'
	SHARES	AMOUNT	SHARES	AMOUNT	DEFICIT	EQUITY
Balance - January 1, 2010	5,000	$ 3,581,977	195	$ 750,000	$ (3,279,941)	$ 1,052,036
Additional Capitalization	-	400,000	-	-	-	400,000
Net Loss	-	-	-	-	(1,133,536)	(1,133,536)
Balance - December 31, 2010	5,000	$ 3,981,977	195	$ 750,000	$ (4,413,477)	$ 318,500

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOW FROM OPERATING ACTIVITIES	
Net loss	$ (1,133,536)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation	47,717
Forgiveness of subordinated loan	(238,889)
Changes in operating assets and liabilties:	
Increase in deposits and cash at clearing broker	4,462
Increase in receivable from clearing broker	381,106
Increase in securities at market value	57,384
Increase in accounts receivable	216,976
Increase in loans receivable	550,830
Increase in employee advances	25,639
Increase in accrued interest	21,783
Increase in prepaid expenses	12,673
Decrease in deposits	(53,070)
Decrease in securities sold short at market value	(244,035)
Decrease in payable to clearing broker	(31,267)
Increase in accounts payable, accrued expenses and other liabilities	487,129
Increase in commissions payable	85,835
Net cash provided by operating activities	190,737
CASH FLOW FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(29,941)
Net cash used in investing activities	(29,941)
CASH FLOW FROM FINANCING ACTIVITIES	
Proceeds from additional capitalization	400,000
Proceeds from subordinated borrowing	4,800,000
Repayments to subordinated borrowing	(4,800,000)
Net cash provided by financing activities	400,000
Net increase in cash	560,796
CASH AT JANUARY 1, 2010	1,259,435
CASH AT DECEMBER 31, 2010	$ 1,820,231

Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Income taxes	$ 8,648
Interest	$ 201,482

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2010

Subordinated borrowings at January 1, 2010	$	1,911,111
Decreases:		
Forgiveness of subordinated loan		(238,889)
Subordinated borrowings at December 31, 2010	$	1,672,222

The accompanying notes are an integral part of these financial statements

NOTE 1 – BUSINESS AND ORGANIZATION

Incorporation

The Company was incorporated in Virginia on December 17, 1997 as Ludwig Investments, Inc. In 2000, Newbridge Financial, Inc. (Parent) (formerly Financial Holdings & Investments Corp.) acquired the Company and renamed the Company Newbridge Securities Corporation. The Company is a wholly-owned subsidiary of Newbridge Financial, Inc. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 as amended, and is a member of The Financial Industry Regulatory Authority (FINRA).

Nature of Business

The Company acts as an introducing broker through a fully disclosed clearing arrangement with a clearing broker-dealer. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits customer account activity statements to the Company's customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements and related notes are prepared in accordance with accounting principles generally accepted in the United States of America. Significant accounting policies are as follows:

Revenue Recognition

The Company generally acts an agent or as a principal in executing customer orders to buy or sell listed and over-the –counter securities. The Company charges commissions based on the services the Company provides to its customers. The Company may also recognize a mark-up or mark-down on transactions in which it acts as a principal. Mark-ups, mark-downs and commissions are generally priced competitively based upon the services the Company provides to its customers. In each instance the commission charges, mark-ups or mark-downs, are in compliance with guidelines established by FINRA.

Customer security transaction and the related commission income and expense are recorded on a trade date basis. Customers who are financing their transaction on margin are charged interest. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firm, Legent Clearing LLC ("Legent"). The interest is billed on the average daily balance of the margin account.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Revenue Recognition – (continued)
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Net trading profits result from mark-ups and mark-downs in securities transactions entered into for the account of the Company. Some of these transactions may involve the Company a position in securities that may expose the Company to losses. Net trading profits are recorded on a trade date basis.

Clearing brokerage and other brokerage income and fees are charged to the broker on customer's security transactions, and are recognized as of the trade date.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Securities and Brokerage Transactions
Proprietary inventory transactions and the related gains and losses are recorded on a trade-date basis. Securities owned are reported at fair value and any fluctuations are reported as a component of other revenue. Commission revenue and related expenses are also recorded on a trade date basis.

Receivable from Clearing Broker
Clearing broker receivable are commissions receivable that are uncollateralized trade obligations due under normal trade terms requiring payments approximately 10 days from trade date. Unpaid balances do not bear interest. Commissions receivable are stated at the amount settled with the Company's clearing broker. Payments of commissions receivable are remitted monthly by the clearing broker. The Company considers commissions receivable to be substantially all collectible. Accordingly, management believes that an allowance for doubtful accounts is not required at December 31, 2010.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Valuation of Securities Owned

Securities owned are valued using fair market value, as reported by stock exchanges and published quoted prices. Management considers these short term investments as trading securities. As such, any changes in the market value of such investment are recognized in operations.

Loans Receivable and Interest Income

The Company records certain unearned payments to registered representatives as loans receivable. These loans are evidenced by promissory notes and are typically earned over time in accordance with terms of the employment agreement and promissory note. The firm establishes a reserve for the remaining principal amount of any loan upon termination of the registered representative's employment regardless of the reason for termination or collectability of the remaining balance. The reserve amount is recorded as bad debt expense on the statement of operations and any subsequent recoveries are credited to bad debt expense in the period of recovery. The Company has reserved approximately $445,000 as of December 31, 2010.

The promissory notes referred to above include a stated rate of interest. The Company's balance sheet reflects interest accrued on the remaining principal balance of all loans receivable as of December 31, 2010.

Property and Equipment

Property and equipment are carried at cost. For both financial statement and income tax purposes, depreciation of property and equipment is provided based upon the accelerated methods allowable by tax regulations over the estimated useful lives of the assets, ranging from 5 to 7 years, at the time the assets were placed in service.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Income Taxes

The Company files a consolidated income tax return with its Parent and other affiliated companies. The Company computes its income taxes on a separate return basis.

The Company evaluates uncertain tax positions under ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to a "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "Interest expense, net" in the statements of operations. Penalties would be recognized as a component of "General and administrative expenses."

The Company's uncertain tax positions are related to tax years that remain subject to examination by relevant tax authorities. The Company files income tax returns in the United States (federal) and in primarily Florida and various other state and local jurisdictions. The Company is no longer subject to federal, state and local income tax examinations by tax authorities for years prior to 2005. As of December 31, 2010, no liability for unrecognized tax benefits was required to be recorded , and no change in assessment is expected within the next 12 months.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less that ninety days, and that are not held for sale in the ordinary course of business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Loss Per Share

Basic loss per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company had issued no dilutive potentially common shares.

Advertising cost

Advertising costs are expensed as incurred. Advertising costs, which are included in business development expenses in the accompanying statement of operations, were $38,986 and $77,299 during the years ended December 31, 2010 and 2009, respectively.

Recently Issued Accounting Standards

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether implementation of such proposed standards would be material to our consolidated financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment are summarized by major classifications as follows:

Furniture and Fixture	$ 245,331
Computers & Equipment	504,214
Lesehold Improvements	20,914
	770,459
Less: accumulated depreciation	694,592
Total	$ 75,868

Total depreciation expense amounted to $47,717 for the year ended December 31, 2010.

NOTE 4 – FAIR VALUE

Fair value of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, loans receivable, commission payable, and other accrued liabilities approximate cost because of their short maturities. The Company measures and reports fair value in accordance with ASC 820, "Fair Value Measurements and Disclosure" defines fair value, establishes a frame work for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value investments.

Fair value, as defined in ASC 820, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset should reflect its highest and best use by market participants, principal (or most advantageous) markets, and in in-use or an in-exchange valuation premise. The fair value of a liability should reflect the risk of nonperformance, which includes, among other things, the Company's credit risk.

Valuation techniques are generally classified into three categories: the market approach; the income approach; and the cost approach. The selection and application of one or more of the techniques may require significant judgment and are primarily dependent upon the characteristics of the asset or liability, and the quality and availability of inputs. Valuation techniques used to measure fair value under ASC 820 also provides fair value hierarchy for inputs and resulting measurement as follows:

Level 1
Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data from substantially the full term of the assets or liabilities; and

Level 3
Unobservable inputs for the asset or liability that are supported by little or no market activity and that are significant to the fair values.

NOTE 4 – FAIR VALUE – (continued)

Fair value measurements are required to be disclosed by the Level within the fair value hierarchy in which the fair value measurements in their entirely fall. Fair value measurements using significant unobservable inputs (in Level 3 measurements) are subject to expanded disclosure requirements including a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following: (i) total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings, and a description of where those gains or losses included in earnings are presented in the statement of operations.

The following table present the Company's fair value hierarchy for those assets and liabilities measure at fair value on a recurring basis as of December 31, 2010.

	December 31, 2010			
	Total	Level 1	Level 2	Level 3
Assets				
Securities:				
Equities	$170,239	170,239	-	-
Bonds	65	65	-	-
Total assets at fair value	$170,304	170,304	-	-

(a) Financial assets are classified on our statement of financial condition as other assets, with the exception of short-term investments. Financial liabilities are classified on our statement of financial condition as other liabilities.
(b) Based on the price of common stock.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis; however, as of December 31, 2010, the ratio of aggregate indebtedness to net capital was 7.58:1 and net capital was $653,379, which exceeded the minimum net capital requirement by $323,319.

NOTE 6 – DEPOSIT WITH CLEARING BROKER

In accordance with the terms of its clearing arrangement, the Company is required to maintain a balance of at least $125,000 in a deposit account retained by its clearing broker-dealer. The deposit account is interest earning, is held in the name of the Company and the funds are not available for inclusion by the clearing broker-dealer in its computation of net capital or for other operating purposes.

NOTE 7 – RELATED PARTY TRANSACTIONS

Under an agreement between the Company and Newbridge Financial, Inc. (majority shareholder and Parent company), the Company pays a management fee to the Parent. The management fee is a mutually agreed upon amount and may not represent the cost of obtaining the aforementioned items from an unrelated party. The management fees are paid for financial and administrative services, and for providing office facilities including furniture, fixtures and equipment. For the year ended December 31, 2010, the total management fee paid to the affiliate was $1,650,000. The Company will be filing a consolidated income tax return with its affiliated group members for the year ended December 31, 2010. The Company did not have a balance due to or from the Parent at December 31, 2010.

Some of the officers of the Company are also the officers of the Parent and have a direct ownership interest in the Parent. At December 31, 2010, the Company had amounts due from officers of $0.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 9 – EMPLOYEE BENEFIT PLAN

After completing 90 days of employment, each Company employee is eligible to participate in a Section 401(k) plan ("Plan") that the Parent sponsors. The Company made no contributions to the Plan during the year ended December 31, 2010, and is not required to contribute to the Plan.

NOTE 10 – CONTINGENCIES AND COMMITMENTS

At December 31, 2010, various customers have instituted arbitration proceedings against the Company.

In one matter, the client and the Company have subsequently agreed to a settlement of $80,000 and the financial statements reflect an accrued liability for that amount.

In another matter, the client and the Company have subsequently agreed to a settlement of $77,500 and the financial statements reflect an accrued liability for that amount.

In a third matter, the client and the Company have subsequently agreed to a settlement of $50,000 and the financial statements reflect an accrued liability for that amount.

Management is contesting all other cases vigorously. Management believes that the outcome of these remaining cases along with the potential for the Company to recover all or a portion of any losses through a claim with professional liability insurance carrier and /or indemnification provided to Company by the registered representative are uncertain. Management believes that an estimate of loss cannot be made. The financial statements do not reflect an accrual for any losses in these matters.

Leases

The Company currently leases branch office space in Chicago, IL and in New York, NY. On July 9, 2010, the Company entered into an agreement to sublease 3,739 rentable square feet of office space in Chicago, Illinois at the rate of $13,553 per month. The original lease and sublease expire on July 31, 2011.

On May 13, 2010, the Company entered into an agreement to sublease 3,474 rentable square feet of office space in New York, New York at the rate of $13,027 per month during the first year of occupancy and $13,317 per month for thereafter for the remainder of the sublease. The sublease commenced on August 1, 2010 and will expire on December 30, 2012.

Future minimum commitments related to non-cancelable operating leases as of December 31, 2010 are as follows:

For the years ended December 31,	Office Leases
2011	$ 251,195
2012	156,324
	$ 407,519

NOTE 11 – EQUITY

The Company has two classes of common shares outstanding. Class A shares have no par value and do have voting rights. All Class A shares outstanding (5,000 shares) are held by the Parent. Class B shares have no par value and no voting rights.

The Company accepted a one-time permanent capital infusion of $400,000 from the Parent in August, 2010. This amount is included in Common Stock Class A in the balance sheet as of December 31, 2010.

NOTE 12 – SUBORDINATED BORROWINGS

The borrowings under the subordination agreement at December 31, 2010, are due to the Company's clearing broker. The subordinated borrowings bear interest at 8 percent per annum payable monthly, and such interest payments are current at December 31, 2010. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The subordinated-borrowings note payable had an effective date of September 17, 2008 and an original principal balance of $2,900,000, of which $750,000 was converted to equity, in the form of Class B common stock. This conversion resulted in the clearing broker's having an equity interest of 3.75% of the total number of outstanding shares of the Company. The remaining outstanding shares are all held by the Parent.

As part of the above-mentioned conversion, the principal of the subordinated loan was reduced to $2,150,000, which is forgivable in the amount of $238,889 per year beginning 12 months after the effective date of the loan agreement and ending 9 years after the effective date of the loan agreement. The remaining principal balance as of December 31, 2010 is $1,672,222.

NOTE 13 – INCOME TAXES

The provision (benefit) for income taxes from continued operations for the year ended December 31, 2010 consist of the following:

Current:		
Federal	$	-
State		-
		-
Deferred:		
Federal	$	(277,000)
State		(95,000)
		(372,000)
Provision from the operating loss carry forward		372,000
Provision (benefit) for income taxes, net	$	-

The difference between income tax expense computed by applying the federal statutory corporate tax rate and actual income tax expense is as follows:

Statutory federal income tax rate	26.00%
State income taxes and other	8.90%
Combined statutory income tax rate	34.90%
Valuation allowances	(34.90%)
Effective tax rate	-

Deferred income taxes result from temporary differences in the recognition of income and expenses for the financial reporting purposes and for tax purposes. The tax effect of these temporary differences representing deferred tax asset and liabilities result principally from the following:

Net operating loss carry forward	$	1,065,000
Valuation allowance		(1,065,000)
Deferred income tax asset	$	-

NOTE 13 – INCOME TAXES – (continued)

The Company has a net operating loss carry forward of approximately $4,300,000 available to offset future income through 2029.

A deferred tax asset in the amount of $372,000 has been recorded to recognize the benefit of Federal and Florida net operating loss carry-forwards for financial-reporting purposes at December 31, 2010. This deferred tax asset is offset by a valuation allowance in the same amount because the Company believes it is likely that future benefits will not be realized. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are increased. The Company's Federal and Florida net operating loss carry-forwards for financial-reporting purposes will expire in the year 2030.

The tax provisions or benefits differ from amounts that would be calculated by applying federal statutory rates to income or loss before income taxes because the Company and its Parent are subject to both state and federal income taxes.

NEWBRIDGE SECURITIES CORPORATION
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL

Total stockholders' equity			$	318,500
Additions:				
Liabilities subordinated to claims of general creditors				1,672,222
Total capital and allowable subordinated liabilities				1,990,722
Deductions and/or charges				
Nonallowable assets:				
Accounts receivable	$	-		
Loans receivable, less allowance for doubtful loans of $444,600		1,001,848		
Employee advances, less allowance for doubtful accounts of $20,200		21,201		
Accrued interest		95,958		
Prepaid expenses		45,215		
Deposits		53,070		
Property and equipment, net of accumulated depreciation		75,868		1,293,160
Net capital before haircuts on securities positions				697,562
Less: Restricted stocks		11,436		
Less: Blockage charges		400		11,836
Less: Haircuts on securities				
(computed where applicable, pursuant to rule 15c3-1(f))				
Trading and investment securities - stocks, bonds and cd's		24,284		
Undue concentrations		8,062		32,346
NET CAPITAL			$	653,380

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net capital required (greater of a or b)	$	330,071
a. Minimum net capital required (6-2/3% of aggregate indebtedness)	$	330,071
b. Minimum dollar amount of net capital required	$	100,000
Excess Net Capital	$	323,309

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2010

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Payable to clearing broker	$ 8,150	
Accounts payable, accrued expenses and other liabilities	1,079,300	
Commissions payable	1,985,877	3,073,327
Items included in statement of financial condition		
Contingencies		1,877,740
Total aggregate indebtredness		$ 4,951,067
Ratio of aggregate indebtedness to net capital		7.58

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2010

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to FOCUS Report, Part IIA, Form X - 7A5 (Allowable and Nonallowable Assets), as filed for the period ended December 31, 2010 are as follows:

	Unaudited	Adjustments	Audited
Allowable assets	$ 3,770,888	$ -	$ 3,770,888
Nonallowable assets			
Decrease in interest receivable	105,148	(9,190)	95,958
Other Non-allowable assets	1,197,203	-	1,197,203
	1,302,351	(9,190)	1,293,161
Total Assets	$ 5,073,239	$ (9,190)	$ 5,064,049

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2010

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to FOCUS Report, Part IIA, Form X - 7A5 (Aggregate indebtedness, other liabilities and stockholders' equity) as filed for the period ended December 31, 2010 are as follows:

	Unaudited	Adjustments	Audited
Aggregate Indebtedness			
Increase in accounts payable, accrued expenses and other liabilities	$ 1,021,800	$ 57,500	$ 1,079,300
Other items included in aggregate indebtedness	1,994,027	-	1,994,027
	3,015,827	57,500	3,073,327
Other Liabilities	-	-	-
Subordinated loans	1,672,222	-	1,672,222
Stockholders Equity	385,190	(66,690)	318,500
The effect of above adjustments on net income		-	-
	385,190	(66,690)	318,500
Total Liabilities and Stockholders' Equity	$ 5,073,239	$ (9,190)	$ 5,064,049

The accompanying notes are an integral part of these financial statements

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Newbridge Securities Corporation qualified for exemption under subparagraph (k) (2) (ii) of the Rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders of
Newbridge Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Newbridge Securities Corporation (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

200 SOUTH PARK ROAD, SUITE 150 • HOLLYWOOD, FLORIDA 33021 • MAIN 954.922.5885 • FAX 954.922.5957 • WWW.JSW-CPA.COM

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principle. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Director, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Jewett, Schwartz, Wolfe & Assoc CPA's

Jewett, Schwartz, Wolfe & Associates

Hollywood, Florida

March 7, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FRIM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders of
Newbridge Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payment (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Newbridge Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and, solely to assist you and the other specified parties in evaluating Newbridge Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Newbridge Securities Corporation's management is responsible for the Newbridge Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries nothing no differences:
2. Compared the amounts reported on the audited Form X17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 nothing no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers nothing no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments nothing no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed nothing no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jewett, Schwartz, Wolfe & Assoc CPA's

Jewett, Schwartz, Wolfe & Associates

Hollywood, Florida
March 7, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052538 FINRA DEC
NEWBRIDGE SECURITIES CORPORATION 16*16
1451 W CYPRESS CREEK RD STE 204
FT LAUDERDALE FL 33309-1914

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Robert P. Seitler 954-334-3450 ext.2

2. A. General Assessment (item 2e from page 2) $ 74,891.81

B. Less payment made with SIPC-6 filed (exclude interest) (42,189.00)
10/11/10 + 11/3/10
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 32,702.81

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 32,702.81

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 32,702.81

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Newbridge Securities Corporation
(Name of Corporation, Partnership or other organization)

Robert P. Seitler
(Authorized Signature)

Dated the 16th day of February, 2011.

President & CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2010
and ending December 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 39,750,065
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	39,750,065
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,725,510
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	3,237,668
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	427,414
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Miscellaneous fees charged to registered reps of Newbridge for administrative services such as technology, e-mail supervision and E&O Insurance.	245,658
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 155,682	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 157,091	
Enter the greater of line (i) or (ii)	157,091
Total deductions	9,793,341
2d. SIPC Net Operating Revenues	$ 29,956,724
2e. General Assessment @ .0025	$ 74,891.81

(to page 1, line 2.A.)

FINRA
Financial Industry Regulatory Authority

February 25, 2011

Mr. Robert Spitler, President and CFO
Newbridge Securities Corporation
1451 Cypress Creek Road, Suite 204
Fort Lauderdale, FL 33309

RE: Newbridge Securities Corporation
Annual Audit Extension Request
CRD No.104065

Dear Mr. Spitler:

In reply to your letter dated February 23, 2011, please be advised that your request for an extension of time in which to file Newbridge Securities Corporation annual audited financial report as of December 31, 2010 pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, has been given due consideration and is hereby granted.

This extension of 7 calendar-days is granted based upon the representations made by your organization and by your outside independent auditors. If the information given to us is no longer accurate we expected to be notified immediately.

Please be aware that failure to file the annual audited financial report as of December 31, 2010 on or before **March 8, 2011** could result in the assessment of a late filing fee of $100 a day for up to ten days and can result in other regulatory or disciplinary action.

Sincerely,

Blake F. Snyder
Surveillance Director

BFS/ck

cc: John Mattimore
Southern Regional Office
Securities and Exchange Commission
(Via Facsimile: 305-536-4158)

Herani Dansamo, Financial Ops Supervisor
FINRA –Financial Operations
(Via Facsimile: 240-386-5172)

RECEIVED
FEB 28 2011
BY:

Feb/Newbridge Securities Corp Audit Ext. 2-25-11 SF

Crystal Corporate Center
2500 N. Military Trail, Suite 302
Boca Raton, Florida
33431-6324

t 561 443 8000
f 561 443 7995
www.finra.org